EXHIBIT 99.1

Colliers Reports Robust Second Quarter Results

Strong momentum prompts further increase to 2021 financial outlook

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
(in millions of US$, except EPS)	2021	2020	2021	2020

Revenues	$946.0	$550.2	$1,720.9	$1,180.8
Adjusted EBITDA (note 1)	136.6	60.0	228.7	114.4
Adjusted EPS (note 2)	1.58	0.70	2.64	1.25

GAAP operating earnings	(385.8)*	14.5	(345.8)*	33.1
GAAP diluted EPS	(10.53)*	(0.26)	(10.80)*	(0.14)
* Includes $471.9 million settlement of Long-Term Incentive Arrangement with the Company's Chairman & CEO.

TORONTO, Aug. 04, 2021 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the second quarter ended June 30, 2021. All amounts are in US dollars.

For the quarter ended June 30, 2021, revenues were $946.0 million, up 72% (64% in local currency) relative to the same quarter in the prior year which was materially impacted by the early stages of the COVID-19 pandemic. Adjusted EBITDA (note 1) was $136.6 million, up 128% (116% in local currency) and adjusted EPS (note 2) was $1.58, up 126% versus the prior year period. Second quarter adjusted EPS would have been approximately $0.10 lower excluding foreign exchange impacts. The GAAP operating loss was $385.8 million and included a $471.9 million settlement of the Long-Term Incentive Arrangement (“LTIA”) with the Company's Chairman & CEO as approved by 95% of the Company’s disinterested shareholders. The GAAP diluted loss per share was $10.53. Second quarter GAAP EPS would have been approximately $0.11 lower excluding changes in foreign exchange rates.

For the six months ended June 30, 2021, revenues were $1.72 billion, up 46% (40% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $228.7 million, up 100% (91% in local currency) versus prior year and adjusted EPS (note 2) was $2.64, up 111% versus prior year. Six months ended June 30, 2021 adjusted EPS would have been approximately $0.14 lower excluding foreign exchange impacts. The GAAP operating loss was $345.8 million and included the settlement of the LTIA. The GAAP diluted loss per share was $10.80. Second quarter GAAP EPS would have been approximately $0.15 lower excluding changes in foreign exchange rates.

“Colliers reported robust second quarter results with strong momentum across all services lines, “ said Jay S. Hennick, Chairman & CEO of Colliers. “During the quarter, both Capital Markets and Leasing were up materially when compared to the prior year period. Compared to 2019 pre-pandemic levels, revenues from Capital Markets were up significantly while Leasing partially recovered but remained below 2019 levels. Our Outsourcing & Advisory and Investment Management service lines posted high teens internal growth rates. Investment Management had another record fundraising quarter, raising more than $2 billion and bringing total assets under management to more than $44 billion. Each of Colliers Engineering & Design and Colliers Mortgage delivered excellent year over year performance as we continue to develop these growth engines for the future. Based on our strong results to date, we are again raising our full year financial outlook. Finally, after quarter-end, Colliers announced the private placement of a new series of Senior Notes, providing incremental low cost and long-term debt capital and bringing our overall liquidity for future growth to more than $1 billion. With our proven track record, balanced and diversified business model, unique enterprising culture and significant inside ownership, Colliers is well positioned to continue creating shareholder value for many years to come,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.3 billion ($3.6 billion including affiliates) and $45 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended				Six months ended
(in thousands of US$)	June 30		Change	Change	June 30		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$388,661	$257,044	51%	43%	$728,777	$534,334	36%	30%
Investment Management	50,477	41,389	22%	21%	95,104	87,214	9%	9%
Leasing	241,257	136,768	76%	69%	420,917	301,278	40%	35%
Capital Markets	265,599	115,005	131%	119%	476,110	258,008	85%	76%
Total revenues	$945,994	$550,206	72%	64%	$1,720,908	$1,180,834	46%	40%

Consolidated revenues for the second quarter increased 64% on a local currency basis, driven by strong Capital Markets and Leasing activity and the impact of recent acquisitions. Consolidated internal revenues measured in local currencies were up 47% (note 3), versus prior year quarter results which were impacted by the COVID-19 pandemic. Relative to 2019 pre-pandemic peak levels, second quarter 2021 Capital Markets revenues were up 34% on an internal local currency basis, while Leasing revenues recovered to within 9% of 2019 levels.

For the six months ended June 30, 2021, consolidated revenues increased 40% on a local currency basis driven by a rebound in Capital Markets and Leasing activity and the impact of recent acquisitions, versus prior year results which were impacted by the pandemic beginning in March 2020. Consolidated internal revenues measured in local currencies were up 23% (note 3). Relative to 2019 pre-pandemic peak levels, year to date 2021 Capital Markets revenues were up 23% on an internal local currency basis, while Leasing revenues recovered to within 8% of 2019 levels.

Segmented Second Quarter Results
Revenues in the Americas region totalled $582.8 million for the second quarter, up 89% (84% in local currency) versus $308.9 million in the prior year quarter. Revenue growth was driven by strong Capital Markets and Leasing activity across most major markets and the incremental impact of recent acquisitions, versus prior year results which were impacted by the pandemic. Adjusted EBITDA was $78.9 million, up 224% from $24.4 million in the prior year quarter. The increase was driven by higher revenues and reduced costs from measures implemented during the pandemic. GAAP operating earnings were $63.2 million, relative to $3.4 million in the prior year quarter.

Revenues in the EMEA region totalled $158.6 million for the second quarter compared to $99.6 million in the prior year quarter, up 59% (45% in local currency). Revenue growth was strong across all service lines, particularly Capital Markets, relative to reduced levels in the prior year quarter impacted by the pandemic. Adjusted EBITDA was $20.6 million, up 226% from $6.3 million in the prior year on higher revenues and cost savings from measures implemented during the pandemic. The GAAP operating earnings were $14.4 million versus a loss of $3.3 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $154.0 million for the second quarter compared to $100.1 million in the prior year quarter, up 54% (38% in local currency). Revenue growth was robust across all service lines and geographies, particularly in Australia and New Zealand, versus pandemic-impacted prior year quarter results. Adjusted EBITDA was $20.7 million, up 69% from $12.3 million in the prior year quarter with the improvement in margin attributable to operating leverage and a lower cost base from measures implemented during the pandemic. GAAP operating earnings were $16.7 million, versus $5.1 million in the prior year quarter.

Investment Management revenues for the second quarter were $50.5 million compared to $41.4 million in the prior year quarter, up 22% (21% in local currency). Revenue growth was driven by management fee growth from increased assets under management. Neither the current year quarter nor the prior year quarter included carried interest revenues. Adjusted EBITDA was $21.3 million, relative to $17.4 million in the prior year quarter, up 23%. GAAP operating earnings were $14.2 million in the quarter, versus $10.6 million in the prior year quarter. Assets under management were $44.5 billion at June 30, 2021, up 13% from $39.5 billion at December 31, 2020 and up 25% from $35.7 billion at June 30, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.0 million in the second quarter, relative to $0.3 million in the prior year quarter, with the change primarily attributable to incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $494.3 million. Excluding the impact of the LTIA, corporate GAAP operating loss was $22.3 million, relative to a loss of $1.4 million in the second quarter of 2020 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

2021 Outlook
Given stronger than anticipated operating results for the second quarter, the Company is increasing its previously provided financial outlook. However, a number of uncertainties remain which could impact our outlook, including: (i) the emergence of COVID-19 variants around the world; and (ii) certain operating costs, reduced in light of the pandemic, are expected to increase in the second half of the year as restrictions ease which may temper margin expansion. The outlook for the full year 2021 (relative to 2020), including the impact of completed acquisitions, is as follows:

Full Year 2021 Outlook
	Updated	Previous
Revenue	+20% to +30%	+15% to +30%
Adjusted EBITDA	+25% to +35%	+15% to +30%

This financial outlook is based on the Company’s best available information as of the date of this press release and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors.

Settlement of Long-Term Incentive Arrangement
On April 16, 2021, after receiving approval from 95% of disinterested shareholders, the Company completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The completion of the Transaction resulted in the issuance of 3.6 million Subordinate Voting Shares from treasury and a cash payment of $96.2 million funded from the Company’s revolving credit facility, which were recorded as an expense of $471.9 million on the statement of earnings during the second quarter of 2021.

Mr. Hennick remains Chairman & Chief Executive Officer of the Company and has control and direction over a total of 4.6 million Subordinate Voting Shares and 1.3 million Multiple Voting Shares of Colliers representing an aggregate of 13.5% of the outstanding shares and 45.0% of the votes.

Private Placement of Senior Notes
On July 28, 2021 the Company entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Senior Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the issuances are expected to be drawn on or about October 7, 2021. Colliers intends to use the proceeds for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

Conference Call
Colliers will be holding a conference call on Wednesday, August 4, 2021 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings	$(412,601)	$6,483	$(387,794)	$12,942
Income tax	20,872	2,127	29,719	7,326
Other income, including equity earnings from non-consolidated investments	(1,964)	(266)	(3,946)	(970)
Interest expense, net	7,916	6,179	16,200	13,763
Operating earnings	(385,777)	14,523	(345,821)	33,061
Settlement of LTIA	471,928	-	471,928	-
Depreciation and amortization	34,574	25,940	72,351	50,830
Gains attributable to MSRs	(5,841)	(509)	(14,916)	(509)
Equity earnings from non-consolidated investments	1,732	414	3,138	969
Acquisition-related items	16,695	3,784	35,542	6,534
Restructuring costs	650	13,839	943	19,307
Stock-based compensation expense	2,597	1,971	5,522	4,224
Adjusted EBITDA	$136,558	$59,962	$228,687	$114,416

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three months and six months ended June 30, 2021 and June 30, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings	$(412,601)	$6,483	$(387,794)	$12,942
Non-controlling interest share of earnings	(11,745)	(4,265)	(19,525)	(7,642)
Interest on Convertible Notes	2,300	1,059	4,600	1,059
Settlement of LTIA	471,928	-	471,928	-
Amortization of intangible assets	23,533	17,089	50,871	33,101
Gains attributable to MSRs	(5,841)	(509)	(14,916)	(509)
Acquisition-related items	16,695	3,784	35,542	6,534
Restructuring costs	650	13,839	943	19,307
Stock-based compensation expense	2,597	1,971	5,522	4,224
Income tax on adjustments	(8,517)	(7,442)	(18,183)	(13,247)
Non-controlling interest on adjustments	(3,460)	(2,447)	(6,795)	(4,597)
Adjusted net earnings	$75,539	$29,562	$122,193	$51,172

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2021	2020	2021	2020

Diluted net earnings per common share(1)	$(9.53)	$(0.25)	$(9.75)	$(0.14)
Interest on Convertible Notes, net of tax	0.04	0.02	0.07	0.02
Non-controlling interest redemption increment	0.67	0.30	0.96	0.27
Settlement of LTIA	9.86	-	10.19	-
Amortization expense, net of tax	0.29	0.25	0.66	0.49
Gains attributable to MSRs, net of tax	(0.07)	(0.01)	(0.18)	(0.01)
Acquisition-related items	0.26	0.10	0.56	0.17
Restructuring costs, net of tax	0.01	0.24	0.01	0.35
Stock-based compensation expense, net of tax	0.05	0.05	0.12	0.10
Adjusted EPS	$1.58	$0.70	$2.64	$1.25

Diluted weighted average shares for Adjusted EPS (thousands)	47,846	41,901	46,303	41,021
(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and six months ended June 30, 2021 and 2020.

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US$, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2021	2020	2021	2020

Revenues	$945,994	$550,206	$1,720,908	$1,180,834

Cost of revenues	576,652	355,347	1,044,382	771,705
Selling, general and administrative expenses	231,922	150,612	442,526	318,704
Depreciation	11,041	8,851	21,480	17,729
Amortization of intangible assets	23,533	17,089	50,871	33,101
Acquisition-related items (1)	16,695	3,784	35,542	6,534
Settlement of long-term incentive arrangement	471,928	-	471,928	-
Operating earnings	(385,777)	14,523	(345,821)	33,061
Interest expense, net	7,916	6,179	16,200	13,763
Equity earnings from unconsolidated investments	(1,732)	(414)	(3,138)	(969)
Other (income) loss	(232)	148	(808)	(1)
Earnings before income tax	(391,729)	8,610	(358,075)	20,268
Income tax	20,872	2,127	29,719	7,326
Net earnings	(412,601)	6,483	(387,794)	12,942
Non-controlling interest share of earnings	11,745	4,265	19,525	7,642
Non-controlling interest redemption increment	31,771	12,530	44,311	11,025
Net earnings attributable to Company	$(456,117)	$(10,312)	$(451,630)	$(5,725)

Net earnings per common share

Basic	$(10.53)	$(0.26)	$(10.80)	$(0.14)
Diluted (2)	$(10.53)	$(0.26)	$(10.80)	$(0.14)

Adjusted EPS (3)	$1.58	$0.70	$2.64	$1.25

Weighted average common shares (thousands)
Basic	43,329	39,930	41,801	39,902
Diluted	43,329	39,930	41,801	39,902

Notes to Condensed Consolidated Statements of Earnings

(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three-month and six-month periods ended June 30, 2021 and June 30, 2020.
(3)	See definition and reconciliation above.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of US$)

	June 30,	December 31,	June 30,
(unaudited)	2021	2020	2020

Assets
Cash and cash equivalents	$147,515	$156,614	$147,169
Restricted cash (1)	30,052	20,919	19,069
Accounts receivable and contract assets	456,217	433,250	341,778
Warehouse receivables (2)	62,838	232,207	30,586
Prepaids and other assets	205,294	192,821	177,674
Current assets	901,916	1,035,811	716,276
Other non-current assets	100,526	94,679	87,980
Fixed assets	139,598	129,221	107,207
Operating lease right-of-use assets	319,768	288,134	260,613
Deferred tax assets, net	55,167	45,008	50,308
Goodwill and intangible assets	1,663,937	1,699,314	1,572,605
Total assets	$3,180,912	$3,292,167	$2,794,989

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$736,393	$748,660	$568,933
Other current liabilities	131,336	53,661	50,947
Long-term debt - current	2,142	9,024	7,397
Warehouse credit facilities (2)	55,566	218,018	24,586
Operating lease liabilities - current	81,144	78,923	68,417
Current liabilities	1,006,581	1,108,286	720,280
Long-term debt - non-current	537,956	470,871	619,809
Operating lease liabilities - non-current	298,668	251,680	230,366
Other liabilities	103,658	158,366	102,676
Deferred tax liabilities, net	38,729	50,523	24,329
Convertible notes	224,578	223,957	223,462
Redeemable non-controlling interests	448,271	442,375	375,057
Shareholders' equity	522,471	586,109	499,010
Total liabilities and equity	$3,180,912	$3,292,167	$2,794,989

Supplemental balance sheet information
Total debt (3)	$540,098	$479,895	$627,206
Total debt, net of cash and cash equivalents (3)	392,583	323,281	480,037
Net debt / pro forma adjusted EBITDA ratio (4)	0.9	1.0	1.5

Note to Condensed Consolidated Balance Sheets

(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(3)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

COLLIERS INTERNATIONAL GROUP INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US$)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2021	2020	2021	2020

Cash provided by (used in)

Operating activities
Net earnings (loss)	$(412,601)	$6,483	$(387,794)	$12,942
Items not affecting cash:
Depreciation and amortization	34,574	25,940	72,351	50,830
Settlement of long-term incentive arrangement	375,742	-	375,742	-
Gains attributable to mortgage servicing rights	(5,841)	(509)	(14,916)	(509)
Gains attributable to the fair value of loan premiums and origination fees	(10,705)	(1,810)	(22,283)	(1,810)
Deferred income tax	(13,073)	(6,839)	(22,504)	(13,997)
Other	19,394	11,163	61,285	24,603
	(12,510)	34,428	61,881	72,059

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	(55,446)	16,018	(79,233)	75,855
(Decrease) increase in accounts payable, accrued
expenses and other liabilities	14,331	(5,495)	1,779	(34,254)
(Decrease) increase in accrued compensation	82,799	(17,855)	(1,677)	(181,261)
Contingent acquisition consideration paid	(2,997)	(1,354)	(10,472)	(15,684)
Proceeds from sale of mortgage loans	757,113	89,979	1,595,030	89,979
Origination of mortgage loans	(690,415)	(87,099)	(1,397,200)	(87,099)
Increase in warehouse credit facilities	(50,371)	(263)	(162,452)	(263)
Repurchases from AR Facility, net of sales	14,183	(1,276)	10,892	(12,285)
Net cash provided by (used in) operating activities	56,687	27,083	18,548	(92,953)

Investing activities
Acquisition of businesses, net of cash acquired	(366)	(133,840)	(4,207)	(136,941)
Purchases of fixed assets	(10,510)	(10,290)	(32,603)	(19,029)
Purchase of held for sale real estate assets	-	94,222	-	94,222
Cash collections on AR facility deferred purchase price	11,824	15,069	22,732	26,459
Other investing activities	(9,696)	(1,104)	(20,789)	804
Net cash used in investing activities	(8,748)	(35,943)	(34,867)	(34,485)

Financing activities
Increase in long-term debt, net	16,140	(118,002)	69,932	25,144
Purchases of non-controlling interests, net of sales	(13,707)	(19,719)	(21,840)	(24,395)
Dividends paid to common shareholders	-	-	(2,009)	(1,992)
Distributions paid to non-controlling interests	(21,305)	(14,293)	(35,228)	(21,986)
Other financing activities	1,496	(5,165)	6,464	(13,638)
Net cash (used in) provided by financing activities	(17,376)	72,821	17,319	193,133

Effect of exchange rate changes on cash	888	(813)	(966)	(14,450)

Increase in cash and cash
equivalents and restricted cash	31,451	63,148	34	51,245
Cash and cash equivalents and
restricted cash, beginning of period	146,116	103,090	177,533	114,993
Cash and cash equivalents and
restricted cash, end of period	$177,567	$166,238	$177,567	$166,238

COLLIERS INTERNATIONAL GROUP INC.
SEGMENTED RESULTS
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended June 30

2021
Revenues	$582,769	$158,571	$154,018	$50,477	$159	$945,994
Adjusted EBITDA	78,923	20,640	20,677	21,330	(5,012)	136,558
Operating earnings (loss)	63,239	14,393	16,692	14,157	(494,258)	(385,777)

2020
Revenues	$308,885	$99,614	$100,105	$41,389	$213	$550,206
Adjusted EBITDA	24,376	6,323	12,255	17,350	(342)	59,962
Operating earnings (loss)	3,415	(3,267)	5,091	10,648	(1,364)	14,523

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Six months ended June 30

2021
Revenues	$1,058,546	$284,684	$282,269	$95,104	$305	$1,720,908
Adjusted EBITDA	135,849	25,144	36,195	39,075	(7,576)	228,687
Operating earnings (loss)	106,092	13,304	28,400	24,088	(517,705)	(345,821)

2020
Revenues	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834
Adjusted EBITDA	55,534	2,682	17,503	35,784	2,914	114,417
Operating earnings (loss)	26,125	(16,718)	6,319	22,426	(5,091)	33,061

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Christian Mayer
Chief Financial Officer
(416) 960-9500